

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

<u>Via E-mail</u>
Robert Dinning
Chief Executive Officer
Apolo Gold & Energy, Inc.
#12-1900 Indian River Cr.
North Vancouver, BC V76 2R1

> **Re:** **Apolo Gold & Energy, Inc.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed October 14, 2011**
> **File No. 000-27791**

Dear Mr. Dinning:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining